[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7067
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rranum@fredlaw.com
May 20, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Registration Statement on Form S-1
Filed April 8, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated May 5, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2010 (the “Form S-1”). A responsive Pre-Effective Amendment No. 1 to the Form S-1 (“Amendment No. 1”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 1 showing changes to the Form S-1 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.
We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s responses to comments 20 and 21 (the “Backup Information”) and Appendix B to this response letter relating to the Company’s response to comment 30 (the “Patent Information”). Accordingly, this EDGAR transmission does not contain the Backup Information or the Patent Information. Pursuant to Rule 418, the Company hereby requests that the Staff return the Patent Information provided at Tabs 1 to 12 of Appendix B to the undersigned in the self-addressed package provided supplementally after completing its review.
In the event the Staff determines not to return the Patent Information, the Company hereby specifically requests, pursuant to 17 C.F.R. § 200.83, confidential treatment of Tabs 1 to 12 of Appendix B under the Freedom of Information Act.

Prospectus Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

Response: The Company confirms that the preliminary prospectus that will be circulated will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
Prospectus Summary, page 1
2.	Please revise your overview to disclose that you are a development stage company. Explain the terms “saphenous”, “nitinol”, “stenotic”, “on-pump or off-pump procedures” and other similar technical words and phrases.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 1, 2, 45 and the inside front prospectus cover of Amendment No. 1.
3.	In the opening paragraph, disclose your revenues and net loss for the most recently completed fiscal year and stub, as applicable.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 1 of Amendment No. 1.
Industry Background, page 1
4.	We note the final clause of the final sentence of the first paragraph of this section. Please disclose whether CABG is best-suited for patients in a certain age range or with a certain stage of heart disease.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 1 of Amendment No. 1.

5.	The risk of slow blood flow and subsequent blood clotting would appear inconsistent with your disclosure regarding the strain on saphenous veins due to the high pressure of arterial flows. Please revise to clarify and reconcile, if necessary, the second-to-last and third-to-last sentences in the first paragraph on page 2.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 2 of Amendment No. 1.

6.	Please revise to briefly clarify why a thickened wall may lead to bypass graft failure.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 2 of Amendment No. 1.
Our Solution, page 2
7.	We note that this section provides a list of the strengths, or benefits, of your product. Please balance your disclosure by disclosing relevant weaknesses.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 2, 12 and 53 of Amendment No. 1.
Risk Factors, page 6
We will be highly dependent on third-party institutions...page 15
8.	With a view to disclosure, please tell us about your agreements with clinical investigators, clinical trial sites and contract research organizations, including:
•	the principal terms of the agreements;

•	the identities of the counter-parties to these agreements; and

•	the number of agreements.
Given this risk factor, please provide your analysis showing how you determined that these agreements need not be filed as exhibits to the registration statement.

Response: The Company advises the Staff that the Company’s international clinical trial has completed enrollment and is largely completed. The Company’s U.S. trial has not yet begun, and Clinical Trial Agreements for the U.S. have not yet been completed or executed. The Company determined that any executed agreements are not required to be filed as exhibits to the Form S-1 because the agreements are made in the ordinary course of the Company’s business, are not material in amount or significance, and are not otherwise of the type required to be filed by Item 601(b)(10) of Regulation S-K. Accordingly, the Company does not believe that the identities of the specific counterparties to these agreements are material.

The categories and principal terms of the relevant agreements are as follows:

Investigator Agreements
•	Investigator and Co-Investigator Agreements are executed with each U.S. clinical trial site investigator and co-investigator, respectively.
These agreements require the investigator or, co-investigator to:
•	Use the eSVS MESH per the applicable trial protocol;

•	Supervise the use of all eSVS MESH devices at the site;

•	Ensure adequate resources, facilities and personnel are available for the study;

•	Ensure that Informed Consent is obtained for all study subjects;

•	Maintain adequate and complete study records;

•	Prepare and submit adequate and complete study reports; and

•	Control device inventory.
The Company is a party to 26 Investigator and Co-Investigator Agreements for its U.S. trial with six clinical trial sites. The investigators and co-investigators have also executed Confidentiality Agreements and Financial Disclosure Agreements with the Company.

Payment to U.S. investigators and co-investigators will be as set forth in the respective Clinical Trial Agreements, all of which have yet to be executed for the U.S. trial. There were no Investigator and Co-Investigator Agreements executed in conjunction with the international trial.

Clinical Trial Agreements

Clinical Trial Agreements are executed with the administration of each clinical trial site. These agreements deal primarily with the financial aspects of the study. Clinical Trial Agreements have yet to be executed in conjunction with the U.S. trial. The Company is party to seven Clinical Trial Agreements for the international trial.
The Clinical Trial Agreements generally provide that the Company will make payments consistent with the scope of work and hospital economics, and assist the clinical trial site in publishing the results of the study. The agreements also contain ongoing confidentiality obligations for each party following termination of the respective agreement.

CRO Agreements

An agreement is executed with each Contract Research Organization, or CRO, hired to assist with study execution. This agreement requires the CRO to:
•	Develop and perform to agreed upon budgets and schedules;

•	Conduct contracted functions per relevant regulations; and

•	Perform functions as outlined for various phases of the study, including:
•	Study startup;

•	Trial management;

•	Site management;

•	Data management and review;

•	Patient and site monitoring; and

•	Database development and management.
The Company is party to one CRO Agreement with for the international trial and another CRO Agreement for the U.S. trial with the same CRO. The international trial CRO Agreement provides that the Company will pay the CRO certain fees related to database development, database maintenance, and transfer of data to the Company. The international trial CRO Agreement also provides that certain confidentiality, indemnification, and warranty obligations survive termination of the agreement.
The U.S. trial CRO Agreement provides that the Company will pay the CRO certain fees related to trial management, site management, and monitoring management. The U.S. trial CRO Agreement also provides that certain confidentiality and indemnification obligations survive termination of the agreement.
Our operations involve hazardous materials...page 16
9.	We note your disclosure that you are subject to regulations regarding “hazardous and toxic materials.” Please describe all material governmental regulations to which you are subject in the business section of your prospectus, or explain why you have not done so.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 17 and 18 of Amendment No. 1. The Company has not added disclosure regarding these regulations to the business section of the prospectus because the burden of compliance with these regulations is not material to the Company’s business.
Our charter documents and Delaware law...page 19
10.	Please revise the caption of this risk factor to refer to the risks relating to the issuance of preferred stock or provide a separate risk factor.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 20 of Amendment No. 1.
Special Note Regarding Forward-Looking Statements, page 21
11.	Refer to the second-to-last sentence on page 21. Note that it is inappropriate to disclaim the accuracy of the information contained in the prospectus. Please tell us the basis for inclusion of information that you have characterized as inherently imprecise.

Response: The Company has deleted this sentence in the Form S-1 in response to the Staff’s comment. Please see page 22 of Amendment No. 1.
Use of Proceeds...page 22
12.	We note your disclosure in the fourth paragraph that the amounts you expend may vary significantly from expectations. You may reserve the right to change the allocation of proceeds provided you disclose the specific contingencies that would give rise to a change. See Instruction 7 to Item 504 of Regulation S-K. Please revise.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 23 of Amendment No. 1.
Management’s Discussion and Analysis...page 27
13.	Please revise Management’s Discussion and Analysis to provide a discussion of management’s assessment of trends or events that are likely to have a material impact on the company’s revenues. Your disclosure should comport with the MD&A guidance in SEC Release Nos. 33-8350 and 34-48960.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 29 of Amendment No. 1.
Overview, page 27
14.	The second paragraph on page 27 appears to indicate that the aim of your trials is to demonstrate that the eSVS MESH vessels are as effective as the control vessels. In this regard, you disclose that your preliminary data supports this conclusion. However, in the first paragraph on page 27 and elsewhere in the registration statement, you express your belief that eSVS MESH vessels improve openness and blood flow and limit the need for reoperations and revascularization. Please reconcile this belief with your stated goal of establishing statistical non-inferiority. Further, please clarify why you believe that hospitals and patients would select eSVS MESH vessels if they were merely as effective as existing methods.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 28 of Amendment No. 1.

15.	Please confirm, if true, that the control vessels are simply non-MESH saphenous veins.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 28 of Amendment No. 1.
Critical Accounting Policies and Estimates, page 29
Significant Factors, Assumptions and Methodologies Used in Determining Fair Market Value of Common Stock, page 30
16.	We see that you have provided a discussion regarding the determination of the fair value of your common stock. Please update your analysis through the date of your response and revise to also include any stock options issued by the company or principal stockholder since April 2009 (one year ago) through the date of your response. Include the following information for each issuance or grant date:
a.	Number of shares issued or issuable in the grant

b.	Purchase price or exercise price per share

c.	Any restriction or vesting terms

d.	Management’s fair value per share estimate

e.	How management determined the fair value estimate

f.	Identity of the recipient and relationship to the company and tell us how you considered your relationship with Kips Bay Investments, LLC (KBI) in determining the fair value

g.	Nature and terms of any concurrent transactions with the recipient

h.	Amount of any recorded compensation element and accounting literature relied upon
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Provide a progressively bridged schedule of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 31-33 of Amendment No. 1.
17.	Please revise your discussion to include the nature of the milestones reached as part of your Investment Agreement with KBI to substantiate why the exercise of the option supports the increase in fair value from $2.00 per share at March 2008 to $5.83 at June 2008. Please also revise to clarify your relationship with KBI as part of your disclosure, we note your current disclosure references KBI as only a ‘third party.’

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 32 of Amendment No. 1.
Liquidity and Capital Resources, page 33
18.	With a view towards disclosure, please tell us whether you intend to enter into a credit facility or loan agreement. If not, please tell us whether you anticipate any adverse effects to you stemming from the lack of available credit. Please also expand the disclosure in the final risk factor on page 20.

Response: The Company expects that the proceeds from the offering will be sufficient to meet the Company’s needs for at least the next 12 months and has no current intention to enter into a credit facility or loan agreement. The Company does not anticipate any adverse effects stemming from the lack of available credit at this time. The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 21 of Amendment No. 1.
Royalty Payments, page 36
19.	Revise the registration statement to fully describe the transfer of intellectual property from Medtronic to you. For instance, please distinguish more clearly between the intellectual property that has been sold to you, if any, and that which has been licensed to you. In addition, in light of your disclosure in the final paragraph of this section, please explain any ambiguity related to the operation of the reversion terms, including the specific intellectual property which would be affected (i.e., intellectual property that was sold, licensed or both) and the circumstances which would trigger reversion.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 40 of Amendment No. 1. The Company has deleted the references to “differing interpretations” as a result of communications with Medtronic that clarified the intention of the parties with respect to the Assignment and License Agreement.
Business, page 38
20.	You cite statements from articles or reports of the American Health Association, the Millennium Research Group, the World Health Organization, the New England Journal of Medicine and the European Journal of Cardio-Thoracic Surgery in several places in the business section and elsewhere in your disclosure. Please provide us with copies of the articles or reports you cite. Clearly mark the supporting statements in the supplemental materials.

Response: Please refer to the Backup Information in Appendix A provided with the hard copy of this response letter for copies of portions of the articles or reports cited in the Form S-1. The Company has included for each tab in the Backup Information the particular statement in the Amendment No. 1 that relies upon a particular article or report, and the article or report itself, with the statement’s supporting data highlighted and flagged for reference.
21.	We note your disclosure in the second paragraph on page 38 that an independent study shows CABG to be a more effective treatment than drug eluting stents. Please identify who prepared this study and provide us with a copy of the study marking the supporting statements. Also, with a view to balanced disclosure, please tell us whether there are any existing studies that reach a different conclusion and provide us with copies of those studies.

Response: The independent study referenced on page 38 of the original filing is the Synergy between Percutaneous Coronary Intervention with Taxus and Cardiac Surgery, or SYNTAX, study. The results of the study were published in the New England Journal of Medicine on March 5, 2009. The Company has included the article in Tab 9 of the Backup Information appearing in Appendix A, with the supporting statements highlighted and flagged for reference. The Company is not aware of any existing studies that reach a different conclusion from that disclosed in the Form S-1. The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 1 and 42 of Amendment No. 1.
22.	Please tell us whether the industry reports that you cite here and throughout your document are publicly available for a nominal fee, whether they were commissioned by you and whether they were prepared for use in your registration statement.

Response: Each of the industry reports that the Company cites throughout the document are publicly available without charge. None of the industry reports were commissioned by the Company or prepared for use in the Form S-1.
23.	We note that on page 38 you cite data on the number of CABG procedures performed during 2006 and on page 47 you cite data regarding the number of procedures performed per hospital in 2003. Please tell us why you are providing data that is several years old and why you cannot provide more recent data.

Response: The Company believes that the data regarding the number of CABG procedures performed during 2006, which was published by the American Heart Association in 2009, is the most recent data on the subject. The Company believes that the data regarding the number of procedures performed per hospital in 2003, which was published in 2007, is the only available data on the subject. The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 42 and 51 of Amendment No. 1.
Conduct trials to expand indications...page 40
24.	You disclose that several trials are expected to begin in 2010. Are you referring to the IDE trial that you expect to begin in the second half of 2010? Please clarify. If you expect to commence and complete other trials in 2010, revise to discuss identify these trials. In addition, please disclose the expected costs to you or provide an appropriate cross-reference.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 44 of Amendment No. 1.
International Human Clinical Trial, page 43
25.	Please revise the first paragraph on page 44 for clarity.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 48 of Amendment No. 1.

Europe and Other International Markets, page 46
26.	Refer to the fourth full paragraph on page 51. Revise here to disclose the limitations on your ability to market and promote your product.

Response: The Company advises the Staff that since the filing of the Form S-1 on April 8, 2010, the Company received CE Mark approval to market its eSVS MESH. Therefore, the Company has not revised its disclosure in this section of Amendment No. 1 to disclose any such limitations on marketing and promotion in Europe.
27.	We note that you have identified distributors. Please clarify whether you have entered into any distribution agreements. If so, please file these agreements, as appropriate.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 50 and 51 of Amendment No. 1.
28.	Please clarify the reference to a “gateway approval.”

Response: The Company has revised the Form S-1 to remove the reference to “gateway approval.” Please see page 50 of Amendment No. 1.
Intellectual Property, page 47
29.	Refer to the first paragraph of this section. We note that certain of your patent applications currently stand rejected. With a view towards disclosure, please tell us the significance of these rejections to your business and whether you expect to ultimately receive approval of the rejected applications.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 51 of Amendment No. 1.
30.	Please provide us with copies of documentation that demonstrates you are the applicant for each of the patent applications referenced in the first paragraph.

Response: Please refer to the Patent Information in Appendix B provided with the hard copy of this response letter for copies of the patent applications and relevant assignments for the intellectual property cited in the Form S-1. Appendix B demonstrates that the Company is the assignee for each of the eSVS MESH-related patent applications assigned by Medtronic and is the applicant for all remaining eSVS MESH patent applications.
31.	Please tell us why you have not filed as an exhibit the assignment of the “Transferred Patent Rights” as referenced in the assignment and license agreement with Medtronic.

Response: The Company advises the Staff that the “Transferred Patent Rights” as referenced in the assignment and license agreement with Medtronic relate only to intellectual property covering the Brushed Graft Product, as defined in the assignment and license agreement. The Company does not currently believe that the Brushed Graft Product is material to the Company’s business, and therefore the Company does not believe that the assignment is required to be filed as a material contract under Item 601(b)(10) of Regulation S-K or would otherwise be material to investors.
Competition, page 48
32.	Please clarify if any of your competitors are developing or have developed a similar product.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 52 of Amendment No. 1.
33.	Please expand your disclosure to address the proportion of the market for treatment of cardiovascular disease held by CABG surgery relative to the other treatment options on page 40 and the competitiveness of CABG surgery within that market.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 52 of Amendment No. 1. The Company has not provided information on the proportion of the market for pharmaceutical treatment options because the Company does not believe that applicable data on pharmaceutical-only treatment options is available due to the fact that almost all coronary patients are treated with drugs, including those that have had revascularization procedures.
34.	We note your disclosure in the first full paragraph on page 42 that procedures to repair failed CABG grafts carry increased mortality rates. Revise to address this competitive disadvantage and other known disadvantages. Also, revise your risk factors as appropriate.

Response: The Company does not consider CABG graft repair mortality rates to be a competitive disadvantage. Current CABG grafts fail at a known rate, and some of these failures require a repeat CABG surgery. The Company’s eSVS MESH is designed to avoid CABG graft failures, and thereby reduce the need for repeat CABG surgery. Accordingly, the Company has not revised its disclosure regarding failed CABG grafts carrying increased mortality rates in Amendment No. 1. However, the Company has revised the Form S-1, including risk factors, in response to the Staff’s comment to address other known disadvantages. Please see pages 2, 12 and 53 of Amendment No. 1.
Manufacturing and Supplies, page 48
35.	Please disclose the anticipated costs of the additional knitting machines, if material.

Response: The Company does not consider the costs of the additional two knitting machines to be material to its business.
Third Party Reimbursement, page 54
36.	Your disclosure indicates that your product will be ready for market in the European Union before it is available in the United States. However, your discussion of third-party reimbursement focuses almost exclusively on the United States system. Please expand your discussion of third-party reimbursement in Europe. Refer to the second-to-last paragraph of this section.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 61 and 62 of Amendment No. 1.
Scientific Advisory Board, page 56
37.	Please expand your description of the role and powers of the scientific advisory board. Furthermore, with a view to disclosure, please tell us how members of the scientific advisory board are appointed, the terms of their appointments, whether you have any agreements with them and how they are compensated.

Response: Our scientific advisory board members are appointed by the Company’s board of directors, receive nonqualified stock options for service and serve pursuant to a consulting agreement that provides for a four year term and contains certain confidentiality, indemnification, and use of intellectual property provisions. The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 62 of Amendment No. 1.
Management, page 58
38.	We note your disclosure that you have one director and that you will have four additional directors upon closing of the offering. Please reconcile this disclosure with section 3 of the investment agreement with Kips Bay Investments, LLC, filed as exhibit 10.2.

Response: Kips Bay Investments has executed a letter waving the provisions of Section 3 of the investment agreement. The Company has filed the letter as exhibit 10.22 to Amendment No. 1.
39.	We note that the registration statement contains several unsubstantiated statements. We note, for example and without limitation, the following statements in the description of Manny Villafana’s experience:
•	“a novel heart valve that still dominates the mechanical valve replacement market”; and
•	“a long life lithium iodine pacemaker that became and continues to be the standard of care in the pacemaker market.”

Provide the staff with supporting supplemental materials for unsubstantiated claims or make appropriate revisions throughout the registration statement as necessary.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 64 of Amendment No. 1.
Certain Relationships and Related Transactions...page 70
40.	Please revise to clarify your description of the terms of the Investment Agreement with Kips Bay Investments, including the operation of performance milestones.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 76 and 77 of Amendment No. 1.
41.	Please reconcile the dates you state the notes with Kips Bay Investments LLC were entered into, the dates of the notes listed as exhibits 10.4 and 10.5 in the exhibit index and the notes referenced in the first recital in the Loan and Security Agreement.

Response: The Investment Agreement filed as exhibit 10.2 and the Notes filed as exhibits 10.4 and 10.5 to the Form S-1 are correctly dated July 19, 2007. The Company has revised the Exhibit Index to the Form S-1 to correct the referenced dates. Please see pages II-3 and II-4 of Amendment No. 1. Although the Loan and Security Agreement was prepared and executed concurrently with the Investment Agreement and the Notes, it was dated June 19, 2007 by mistake.
42.	Refer to the third paragraph on page 71. Please provide your analysis demonstrating how you determined that the Loan and Security Agreement filed as exhibit 10.3 has terminated. Refer to section 8(b) of that agreement in your analysis. File any agreement terminating the Loan and Security Agreement as an exhibit.

Response: The Company has revised the disclosure regarding the Loan and Security Agreement to delete the statement that the Loan and Security Agreement has terminated and replaced it with a statement that the Loan and Security Agreement has no further material force or effect. See page 77 of Amendment No. 1.

Although the parties to the Loan and Security Agreement have not taken explicit action pursuant to Section 8(b) of the Loan and Security Agreement to terminate the Agreement, the Secured Party (as defined in the Loan and Security Agreement) has no material rights under the Loan and Security Agreement after the Notes have been converted. Since there is no outstanding debt, the Secured Party has no claim against the collateral subject to the security interest. After the debt has been satisfied, the affirmative and negative covenants are not binding and the Secured Party has no collection rights or remedies.
43.	With a view to disclosure, please tell us whether Kips Bay Investments has approved the issuance of stock in the proposed offering in accordance with Section 6.3 of the Investment Agreement filed as exhibit 10.2 or otherwise explain how you determined section 6.3 does not apply in these circumstances. File any approval as an exhibit.

Response: Kips Bay Investments has executed a letter approving the issuance of stock in the proposed offering. The Company has filed this letter as exhibit 10.22 to Amendment No. 1.
Principal Stockholders, page 72
44.	With respect to the shares held by Kips Bay Investments LLC, please disclose the identity of each entity and each natural person other than Nasser Kazeminy who exercises the sole or shared voting and/or dispositive powers with respect to the shares.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 78 of Amendment No. 1.
Outstanding Shares, page 73
45.	The second sentence of this section appears to contain a legal conclusion that you are not qualified to make. Please attribute the statement to counsel or remove it.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 79 of Amendment No. 1.
Certain United States Federal Tax Considerations...page 84
46.	Your disclosure should address all material tax consequences not just the certain consequences referenced in the first sentence.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 90 of Amendment No. 1.
47.	Disclaimers of responsibility for tax disclosure, such as the language contained in the last paragraph on page 86, are generally inappropriate. Please delete this language and similar language. In this regard, please remove any statements that investors “should consult” their own tax advisors.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 90 and 92 of Amendment No. 1.
Financial Statements, page F-1
General
48.	Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X. Also, all amendments should contain a currently dated accountant’s consent.

Response: The Company has updated the financial statements as required by Rule 3-12 of Regulation S-X. Please see pages F-3 to F-6 of Amendment No. 1.
Report of Independent Registered Public Accounting Firm, page F-2
49.	We see that the filing including balance sheets of Kips Bay Medical, Inc. (a development stage company) as of December 31, 2008 and 2009 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from May 1, 2007 (date of inception) to December 31, 2007, the years ended December 31, 2008 and 2009, and for the period from May 1, 2007 (date of inception) to December 31, 2009. However, we note that your auditors’ report refers to and opines on “the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009.” Please have your auditors revise the introductory and scope paragraphs of their report to reference the correct 2007 fiscal period that was audited.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page F-2 of Amendment No. 1.
Statements of Cash Flows, page F-6
50.	We see from disclosures on page F-7 that your short term investments have maturities of greater than three months. Accordingly, please tell us why this statement does not show gross purchases and sales of short term investments. Refer to FASB ASC 230-10-45.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page F-6 of Amendment No. 1.
Note 6. Convertible Promissory Notes and Equity Financing, page F-14
Investment Agreement with Kips Bay Investments, page F-14
51.	With a view towards full disclosure, please revise to disclose the milestone achieved in April 2008 that resulted in KBI’s exercise of the first option. Please note our comment above and reconcile your disclosures herein with your discussion regarding the fair value of your shares on page 30.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page F-16 of Amendment No. 1.

52.	We note your disclosure that the second purchase option is considered a derivative liability and must be measured at fair value. Please revise to provide the disclosures required by FASB ACS 820-10-50.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages F-11 to F-13 of Amendment No. 1.

53.	In this regard, we see that you estimated the fair value of your investor stock purchase option liability and determined the value to be $1.6 million at January 1, 2009 and $960,000 at December 31, 2009. Please revise to explain how you determined the fair value at each respective period as well as the underlying reason for the change in fair value between periods.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages F-16 and F-17 of Amendment No. 1.

54.	Please revise to more fully describe the nature of your related party relationship with KBI, including any common ownership. Refer to FASB ASC 850-10-50.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages F-16 and F-17 of Amendment No. 1.
Note 10. Subsequent Event, page F-19
55.	Please revise to disclose the second milestone that was achieved by the company that led to KBI’s exercise of the second stock purchase option in February 2010.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page F-16 of Amendment No. 1.
56.	We see that you agreed to convert the $250,000 of interest on the Notes that was paid approximately one year earlier in cash, into common shares at an a conversion price of $.625 per share. Please tell us how this transaction was addressed by the Investment Agreement with KBI and also tell us how you accounted for the conversion (and valued the shares issued in connection therewith).

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page F-17 of Amendment No. 1.
Undertakings page II-4
57.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page II-5 of Amendment No. 1.
Exhibits
58.	We note your request for confidential treatment. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response: The Company has received the Staff's comments on the confidential treatment request and will respond to them as soon as practicable.
59.	Please file all material agreements and any other material agreements or otherwise outstanding exhibits as soon as practicable. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

Response: The Company will file all material agreements and any other material agreements or otherwise outstanding exhibits as soon as practicable.
60.	Please tell us the authority on which you rely to file only “forms of” contracts as exhibits like you propose to do in exhibit 10.14 rather than the final, signed agreements.

Response: The Company will file by amendment all of the final, signed indemnification agreements between the Company and each executive officer and director in response to the Staff’s comment.
61.	We note your disclosure on page II-1 that your amended and restated bylaws will become effective upon the closing of this offering. Please tell us the legal basis on which you rely to not file your existing bylaws as an exhibit and revise your disclosure to clarify whether you are referring to your existing or proposed bylaws.

Response: The Company’s board approved the amended and restated bylaws as the operative bylaws for the Company prior to the filing of the Form S-1, and the noted reference on page II-1 was inaccurate. The Company has revised the Form S-1 to delete this language. Please see page II-1 of Amendment No. 1.
62.	We note that Exhibit 10.2, the investment agreement, appears to be missing exhibit F. Please ensure that you have filed complete copies of all agreements.

Response: The Company has refiled exhibit 10.2, which now includes the previously missing exhibit F. Please see exhibit 10.2 to this Amendment No. 1.
We believe that this response letter, together with Amendment No. 1 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 1, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 1, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,
/s/ Robert K. Ranum
Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Frank F. Rahmani , Esq.
John T. McKenna, Esq.
Julie Sherman, Staff Accountant, SEC
Jay Webb, Staff Accountant, SEC
Daniel Morris, Special Counsel, SEC
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